

July 25, 2011

Via E-mail

Frederic Scheer
Chairman and Chief Executive Officer
Cereplast, Inc.
300 N. Continental Blvd., Suite 100
El Segundo, CA 90245

> **Re: Cereplast, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed: July 11, 2011**
> **File No.: 333-174929**

Dear Mr. Scheer:

We have reviewed your amendment and have the following comment.

Prospectus Cover Page

1. We note your response to comment two in our letter dated July 1, 2011. Based upon the requirements of Item 501(b)(3) of Regulation S-K and paragraph 16 of Schedule A to the Securities Act of 1933, it is not readily apparent why the seller would be permitted to determine the offering price of the notes "based on negotiated prices at the time" of the sale. Please provide us with a comprehensive legal analysis of your conclusion. To the extent that the determination of the notes' offering price bears any relationship to the notes being convertible at the option of the holder into shares of your publicly traded common stock, at a fixed conversation ratio, please discuss such element in your analysis. Please note that if there is no established market for the notes, and if the price of the notes will not be determined with reference to the underlying common stock, then it appears that the notes would have to be offered at a fixed price until such time as an active public market for the notes is established. We may have additional comments following our review of your response.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any questions.

Sincerely,

/s/ Dietrich King for

Pamela A. Long
Assistant Director

cc: Gregory Sichenzia, Esq. (Via E-mail)
    Marcelle Balcombe, Esq. (Via E-mail)
    Sichenzia Ross Friedman Ference LLP